Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media and AlphaGraphics of the Palm Beaches Sign Agreement for New Business Printing Website

Multi-location Franchisee Takes Advantage of New PNI-Quarterhouse Software

VANCOUVER, BC - April 16th, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced it has signed a definitive agreement with Alphagraphics of the Palm Beaches, a multi-location Alphagraphics franchisee serving Palm Beach county in south Florida.

Launching in mid-2013, Alphagraphics of the Palm Beaches will use the PNI Digital Media Platform to offer its customers an all-new online business printing service that directly connects to its in-store printing capabilities. AlphaGraphics customers will be able to easily upload, edit, create and order business cards, brochures, flyers, multi-page documents, posters, postcards and much more to help promote their respective small businesses. The service will offer template content to easily create marketing and communication materials. Orders submitted online will be ready for pick up or delivery in as little as same-day.

“This is the first roll out of our newly extended PNI Digital Media Platform,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Using proven technology from our recent acquisition of Quarterhouse Software, PNI can now quickly and effectively reach and roll out new online business printing sites and services to an even wider base of retailers and franchisees.”

The new online business printing service with AlphaGraphics of the Palm Beaches is expected to launch in mid-2013.

About PNI Digital Media - PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

About AlphaGraphics - AlphaGraphics, Inc. plans, produces and manages visual communications for a wide variety of clients at nearly 300 franchise business centers worldwide. Headquartered in Salt Lake City, Utah and founded in 1970, the AlphaGraphics network continues to be at the forefront of the printing franchise industry and today offers customers the full complement of services ranging from web design, mobile and email marketing to branding, graphic design and color printing. Backed by state-of-the-art technology, the world’s highest quality standards and a global network, the company’s trained and experienced team members are committed to delivering creative solutions that enable customers to increase their reach. For more, visit www.alphagraphics.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

News Release	For Immediate Release

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.